FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the month of May 2007

Commission File Number: 000-52145

BLACK DIAMOND HOLDINGS CORPORATION

(Translation of Registrant's name into English)

595 HORNBY STREET, SUITE 600, VANCOUVER, BC, CANADA V6C 2E8

(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms
20-F or Form 40-F.]

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1).  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):  ______

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-____________

NEWS RELEASE TRANSMITTED BY CCNMATHEWS

FOR BLACK DIAMOND HOLDINGS CORPORATION

SYMBOL: BDMHF

May 16, 2007

BLACK DIAMOND HOLDINGS CORP RECEIVEDS SEC APPROVAL

VANCOUVER, BC, Black Diamond Holdings Corporation (OTC.PK: BDMHF), the “Company”, announced today that it has completed the SEC review process on its Form 20-F registration statement. Black Diamond is now a fully reporting company, under Form 20-F, and has applied to list for trading in the United States on the OTC.BB.

In addition, the Company is pleased to announce its wholly-owned subsidiary, Liberty Valley Wines, LLC submitted on August 31, 2006, labels for its Valor and Freedom Series wines for trademark approval. The United States Patent and Trademark Office examining attorney confirmed acceptance of the applications (Serial numbers 78/965,166; 010 & /966,211; 78/964,835 & /966,130) on May 2, 2007. There were no substantive issues or refusals.

About Black Diamond Holdings Corporation

Black Diamond Holdings, Corp. is a British Columbia domiciled company that was incorporated on December 28, 2000. The Company and its two wholly owned subsidiaries, Black Diamond Importers Inc., and Liberty Valley Wines, LLC are engaged in the bottling, importation, distribution, marketing , and brand creation of premium wines and spirits to consumers worldwide.

All company filings may be viewed on www.sec.gov and through the Edgar Filing System.

Liberty Valley Wine, LLC new website is now live and can be viewed at www.libertyvalleywine.com.

FOR FUTHER INFORMATION PLEASE CONTACT:

Black Diamond Holdings Corporation
Brad J. Moynes CEO
+1-604-646-5620
+1-877-646-5635
INDUSTRY: BVG
SUBJECT: NWS

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACK DIAMOND HOLDINGS CORP.

Date: May 16, 2007	By: /s/ Brad J. Moynes

BRAD J. MOYNES,
Chief Executive Office